SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                                  DynTek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268180106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1 (b)
|X|   Rule 13d-1 (c)
|_|   Rule 13d-1 (d)

CUSIP No. 268180106                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      DC Opportunity Advisors LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     3,007,692 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,007,692 shares
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,007,692 shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.9%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 268180106                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      DC Asset Management LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     4,157,692 shares (comprised of 3,007,692 shares
                     beneficially owned by DC Opportunity Advisors LLC and
                     1,150,000 shares held by DC Asset Management LLC directly)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,157,692 shares (comprised of 3,007,692 shares
    WITH             beneficially owned by DC Opportunity Advisors LLC and
                     1,150,000 shares held by DC Asset Management LLC directly)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,157,692 shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 268180106                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard Smithline
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     4,157,692 shares (comprised of shares beneficially owned by
                     DC Asset Management LLC)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,157,692 shares (comprised of shares beneficially owned by
    WITH             DC Asset Management LLC)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,157,692 shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

DynTek, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

18881 Von Karman Ave., Irvine, CA 92612

Item 2(a). Name of Person Filing:

DC Opportunity Advisors LLC
DC Asset Management LLC
Richard Smithline

Item 2(b). Address of Principal Business Office, or, if None, Residence:

830 Third Ave., New York, NY 10022

Item 2(c). Citizenship:

DC Opportunity Advisors LLC: Delaware
DC Asset Management LLC: Delaware
Richard Smithline: United States

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP NUMBER:

268180106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |_|  Broker or dealer registered under Section 15 of the Act.

(b)  |_|  Bank as defined in Section 3(a)(6) of the Act.

(c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e)  |_|  Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d|_|1(b)(1)(ii)(F).

(g)  |_|  Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)  |_|  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)   Amount beneficially owned:

      DC Opportunity Advisors LLC: 3,007,692 shares (comprised of 1,769,231 shares underlying senior subordinated convertible note and 1,238,461 shares underlying common stock purchase warrant held by DCOFI Master LDC, of which DC Opportunity Advisors LLC is the investment manager)

      DC Asset Management LLC: 4,157,692 shares (comprised of 3,007,692 shares beneficially owned by DC Opportunity Advisors LLC, of which DC Asset Management LLC is the managing member, and 1,150,000 shares underlying common stock purchase warrant held by DC Asset Management LLC directly)

      Richard Smithline: 4,157,692 shares (comprised of shares beneficially owned by DC Asset Management LLC, of which Richard Smithline is the managing member)

(b)   Percent of class:

      DC Opportunity Advisors LLC: 4.9%
      DC Asset Management LLC: 6.6%
      Richard Smithline: 6.6%

(c)   Number of shares as to which such person has:

      (i) Sole power to vote or    DC Opportunity Advisors LLC: 3,007,692 shares
          to direct the vote
                                   DC Asset Management LLC: 4,157,692 shares

                                   Richard Smithline: 4,157,692 shares

      (ii) Shared power to vote    0
           or to direct the vote

      (iii) Sole power to dispose DC Opportunity Advisors LLC: 3,007,692 shares or to direct the
            disposition of         DC Asset Management LLC: 4,157,692 shares

                                   Richard Smithline: 4,157,692 shares

      (iv) Shared power to         0
           dispose or to direct
           the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

DCOFI Master LDC has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the securities that are held through it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Please see Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                      November 16, 2004


                                      DC OPPORTUNITY ADVISORS LLC

                                      /s/ Richard Smithline
                                      ------------------------------------------
                                      DC Asset Management LLC, Managing Member
                                          By: Richard Smithline, Managing Member


                                      DC ASSET MANAGEMENT LLC

                                      /s/ Richard Smithline
                                      ------------------------------------------
                                      Richard Smithline, Managing Member


                                      /s/ Richard Smithline
                                      ------------------------------------------
                                      Richard Simthline

                                INDEX TO EXHIBITS

99.1  Identification and Classification of Members of the Group.

99.2 Joint filing Agreement, dated November 16, 2004, by and between the Reporting Persons.